SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4
                             AMENDMENT NO. 1 TO THE
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES III, LTD.
                                (Name of Issuer)

                            NTS-PROPERTIES III, LTD.
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E100
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                          NTS-Properties Associates III
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                  July 27, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)





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                               AMENDMENT NO. 1 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 1 dated October 26, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on July 27, 1999 by NTS-Properties III (the "Partnership") regarding the offer of the Partnership and ORIG, LLC, a Kentucky limited liability company and an affiliate of the Partnership (the "Affiliate" and, collectively with the Partnership, the "Offerors") to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated July 27, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 1,000 Interests at a Purchase Price of $250 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on October 29, 1999. The Partnership notified the Limited Partners of the Offerors' intention to extend the Expiration Date of the Offer to December 8, 1999 with a notice sent to the Limited Partners on October 22, 1999. The Offerors also announced their intention to extend the Expiration Date with a Press Release dated October 25, 1999.

         This Amendment constitutes the first amendment to the Original Statement in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and General Instruction E to Form 13E-4. This Amendment supplements and amends the Offer to extend the Expiration Date of the Offer to December 8, 1999. The October 25, 1999 Press Release of the Offerors is attached hereto as Exhibit (a)(6), and the Notice which was sent to the Limited Partners by the Partnership on October 22, 1999 is attached hereto as Exhibit (a)(7).

Item 3.  Purpose of the Tender Offer and Plans or Proposals of Issuer.
----------------------------------------------------------------------

         (a) The Offerors have agreed that the Partnership will purchase the first 500 Interests tendered during the Offer, and that, if more than 500 Interests are tendered, the Affiliate will purchase up to an additional 500 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than 1,000 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer. If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or
(ii) above, or the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date (defined below) for payment on a pro rata basis. In this case, the number of Interests

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purchased  from a Limited  Partner will be equal to a fraction of the  Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on December 8, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Affiliate, expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension.

Item 2.  Material to be Filed as Exhibits.
------------------------------------------

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

         (a)(6) Press Release by the Partnership and the Affiliate dated October 25, 1999.
         (a)(7) Notice sent by Partnership to Limited Partners dated October 22, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 26, 1999


                                  NTS-PROPERTIES, III, a Georgia limited
                                  partnership


                                  By:      NTS-PROPERTIES ASSOCIATES III,
                                           General Partner

                                           By:/s/ J. D. Nichols
                                              -----------------
                                              J.D. Nichols
                                              Its:     Managing General Partner


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                                    EXHIBITS



Exhibit
Number                                      Description
------                                      -----------
(a)(6)        Press Release by the Partnership and the Affiliate dated
              October 25, 1999.
(a)(7)        Notice sent by Partnership to Limited Partners dated
              October 22, 1999.





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                                                                  Exhibit (a)(6)






    Press Release by the Partnership and the Affiliate dated October 25, 1999









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   NTS-PROPERTIES III ANNOUNCES EXTENSION OF EXPIRATION DATE FOR TENDER OFFER


         Louisville,  Kentucky,  October  25,  1999.  NTS-Properties  III and an
Affiliate   announced  today  that  it  extended  the  expiration  date  of  the outstanding issuer tender that is scheduled to expire October 29, 1999.

         The new expiration date of the offer will be December 8, 1999. The original tender offer to purchase up to 1,000 Limited Partnership Interests at $250.00 per interest commenced on July 27, 1999 and was scheduled to expire October 29, 1999.

         Until December 8, 1999, NTS-Properties III and the Affiliate will accept up to 1,000 Limited Partnership Interests tendered pursuant to the terms and conditions of the Offer at the price of $250.00 per interest.


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                                                                  Exhibit (a)(7)





     Notice Sent by Partnership to Limited Partners dated October 22, 1999









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NTS-Properties Associates
10172 Linn Station Road
Louisville, KY  40223


                                                               October 22, 1999


Dear NTS-Properties III Investor:

           The expiration date for the Offer to Purchase interests of

                               NTS-Properties III

                     has been extended to December 8, 1999!

The Partnership and the Affiliate have amended their Offer to Purchase, dated June 25, 1999, extending the expiration date to December 8, 1999. Payment for units will be mailed on or about December 15, 1999.

If you have already submitted paperwork to tender your units, no additional paperwork is required. You will automatically receive payment.

The expiration date of December 8, 1999 should allow more than enough time to complete the transactions before the end of the year. Therefore, if you have elected to tender your units, your 1999 Schedule K-1 should be your final K-1.

Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

If you have any questions  regarding  this offer,  please call (800) 387-7454 or
(800) 928-1492, extension 544.




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